Exhibit 99.1

PRESS RELEASE

Ascendis Pharma Reports First Quarter 2026 Financial Results

- Q1 2026 revenue of €197 million for YORVIPATH® and €44 million for SKYTROFA®

- More than 1,000 new patient enrollments for YORVIPATH in the U.S. in Q1

- As of May 1, more than 60 YUVIWEL® enrollments since early April U.S. commercial launch

- Entered into agreement to sell Rare Pediatric Disease Priority Review Voucher for $187.5 million

- Conference call today at 8:00 am ET

COPENHAGEN, Denmark, May 7, 2026 (GLOBE NEWSWIRE) – Ascendis Pharma A/S (Nasdaq: ASND) today announced financial results for the first quarter ended March 31, 2026, and provided a business update.

“The FDA approval of YUVIWEL, our third consecutive TransCon product, and the robust patient uptake for YORVIPATH are cementing our position as a leading global biopharma,” said Jan Mikkelsen, President and Chief Executive Officer of Ascendis Pharma. “Our strong focus on science and making a meaningful difference for patients will continue to be the fundamental driver for our success.”

Select Highlights & Anticipated 2026 Milestones

•	YORVIPATH

(palopegteriparatide, developed as TransCon PTH)

•

YORVIPATH revenue for the first quarter of 2026 totaled €197 million, which for the U.S. includes normal seasonality and the temporary impact of additional patients supported by free drug as well as a one-time impact in Europe Direct related to expanded market access.

•	In the U.S., more than 1,000 new patient enrollments in the first quarter of 2026.

•	As of March 31, 2026, more than 6,300 unique patient enrollments by more than 2,700 prescribing healthcare providers since launch in the U.S..

•	Outside the U.S., continued expansion of commercial launches with full reimbursement. Now available commercially or through named patient programs in 35 countries.

•	Ongoing label expansion trials through PaTHway60 (adults) and PaTHway Adolescent.

•	YUVIWEL

(navepegritide, developed as TransCon CNP)

•	Received U.S. Food & Drug Administration (FDA) accelerated approval, indicated to increase linear growth in children 2 years of age and older with achondroplasia with open epiphyses.

•	The FDA granted orphan drug exclusivity for YUVIWEL, which will run through February 27, 2033.

•	As of May 1, 2026, more than 60 unique patient enrollments by more than 35 prescribing healthcare providers since U.S. commercial availability in April 2026.

•	Marketing Authorisation Application remains under review by the European Medicines Agency, with a decision anticipated in the fourth quarter of 2026.

•	Label expansion trial in infants with achondroplasia, reACHin, is ongoing with enrollment completion anticipated in the third quarter of 2026.

•	Phase 3 trial planned to investigate TransCon CNP monotherapy for the treatment of hypochondroplasia in the second half of the year.

•	SKYTROFA

(lonapegsomatropin, developed as TransCon hGH)

•	SKYTROFA revenue for the first quarter of 2026 totaled €44 million.

•	Announced Week 52 data from the Phase 2 New InsiGHTS Trial in Turner syndrome that demonstrated comparable efficacy and safety to daily somatropin.

•	Ongoing Phase 3 HighLiGHts basket trial across a range of established growth disorders including idiopathic short stature (ISS), SHOX deficiency, Turner syndrome, and small for gestational age (SGA).

•	TransCon CNP + TransCon hGH Combination Therapy

(navepegritide plus lonapegsomatropin)

•

Announced Phase 2 COACH Trial Week 52 topline results demonstrating mean annualized growth velocity that exceeded the 97th percentile of average stature children, improvements in body proportionality, and a safety profile consistent with TransCon CNP and TransCon hGH monotherapies.

•

Announced additional Week 52 results from COACH demonstrating meaningful benefits beyond linear growth, including improvements in spinal canal dimensions and lower limb alignment, along with unprecedented improvements in arm span compared to monotherapy.

•	Interim Week 78 data from COACH expected in the second quarter of 2026 with Week 104 data expected around year end.

•	Oncology Program

(onvapegleukin alfa)

•

In the ongoing Phase 1/2 IL-BELIEVE Trial, TransCon IL-2 b/g in combination with paclitaxel demonstrated improved median overall survival (OS) up to 10 months from 6-7 months for historical controls, with a generally well-tolerated safety profile in patients with late-stage platinum-resistant ovarian cancer, validating the science behind TransCon IL-2 b/g.

•

As further internal oncology development does not align with our strategic focus, we have decided to discontinue internal development of TransCon IL-2 b/g in Oncology and will explore other ways to maximize the value of this asset.

Key Financial Highlights

•

Total revenue for the first quarter of 2026 was €247 million, compared to €101 million during the same period in 2025. The year-over-year increase in revenue was primarily attributable to an increase in product revenue from YORVIPATH.

•	Operating profit for the first quarter of 2026 totaled €25 million, reflecting a margin of 10.1%. On a non-IFRS basis, operating profit was €55 million*, reflecting a margin of 22.4%*.

•

Net profit for the first quarter of 2026 totaled €629 million, or €9.75 per diluted share, including the recognition of previously unrecognized deferred tax assets of €679 million. On a non-IFRS basis, net profit was €18 million*, or €0.27 per diluted share*.

•

As of March 31, 2026, Ascendis Pharma had cash and cash equivalents totaling €573 million, which includes the impact of repurchases under the previously announced share repurchase program of €52 million and the net settlement of certain Restricted Stock Units for €8 million, compared to cash and cash equivalents totaling €616 million as of December 31, 2025.

•	Subsequent to March 31, 2026:

•	On April 20, 2026, the Company’s ordinary shares commenced trading on The Nasdaq Global Select Market, replacing the prior listing of American Depositary Shares (ADSs).

•

On May 6, 2026, Ascendis redeemed all $575 million aggregate principal amount of its outstanding 2.25% convertible notes due 2028. Within the redemption period, all holders of the convertible notes surrendered their notes for conversion, whereupon the Company delivered 3,635,813 ordinary shares, together with cash in lieu of any fractional shares. The conversion resulted in the settlement of the current liabilities of convertible notes, comprising borrowings and derivative liabilities totaling €733 million as of March 31, 2026. The carrying amount as of the settlement date will be reclassified to equity in the second quarter of 2026.

•

Entered into a agreement to sell its Rare Pediatric Disease Priority Review Voucher (PRV) to an undisclosed buyer for $187.5 million in cash, before transaction-related expenses. The PRV was awarded by the FDA upon approval of YUVIWEL in February 2026. The transaction is subject to customary closing conditions and is expected to close in the second quarter of 2026.

*	See “Non-IFRS Financial Measures” below for definitions of these non-IFRS measures and a reconciliation to the most directly comparable IFRS measures.

First Quarter 2026 Financial Results

Total revenue for the first quarter of 2026 was €247 million, compared to €101 million during the same period in 2025. The year-over-year increase in revenue was primarily attributable to an increase in product revenue from YORVIPATH.

Total Revenue

(In EUR’000s)

	Three Months Ended March 31,
	2026	2025
Revenue
Commercial products	240,853	96,028
Services and clinical supply	5,110	3,524
Licenses	638	1,402

Total revenue	246,601	100,954

Revenue from Commercial Products

(In EUR’000s)

	Three Months Ended March 31,
	2026	2025
Revenue from commercial products
YORVIPATH®	196,896	44,688
SKYTROFA®	43,957	51,340

Total revenue from commercial products	240,853	96,028

Research and development expenses for the first quarter of 2026 were €59 million, compared to €87 million during the same period in 2025. The decrease was driven primarily by the completion of certain clinical trials and development activities within our Endocrinology Rare Disease and Oncology pipeline and the first quarter of 2026 being positively impacted by a reversal of prior period write-downs of pre-launch inventories related to YUVIWEL.

Selling, general, and administrative expenses for the first quarter of 2026 were €145 million, compared to €101 million during the same period in 2025. The increase was primarily due to the impact from commercial expansion, including global launch activities.

Total operating expenses for the first quarter of 2026 were €204 million compared to €188 million during the same period in 2025.

Operating profit for the first quarter of 2026 was €25 million, compared to an operating loss of €104 million during the same period in 2025. The increase was primarily driven by the increase in product revenue.

Net finance expenses for the first quarter of 2026 were €63 million, compared to €16 million during the same period in 2025. The increase was primarily driven by non-cash fair-value remeasurement of derivative liabilities associated with our convertible notes.

Income taxes for the first quarter of 2026 included the recognition of previously unrecognized deferred tax assets of €679 million.

For the first quarter of 2026, Ascendis Pharma reported net profit of €629 million, or €10.20 per share basic and €9.75 per share (diluted), compared to a net loss of €95 million, or €1.58 per share (basic and diluted), for the same period in 2025. Net profit for the first quarter of 2026 included the recognition of previously unrecognized deferred tax assets of €679 million.

Cash flows used in operating activities for the first quarter of 2026 were €8 million compared to €14 million used during the same period in 2025. The change primarily reflects the prior-year period benefiting from the $100 million upfront payment received under our exclusive license agreement with Novo Nordisk, which did not recur in the current period, while the current period reflects improved operating performance offset by working capital build.

As of March 31, 2026, Ascendis Pharma had cash and cash equivalents totaling €573 million, compared to €616 million as of December 31, 2025. As of March 31, 2026, Ascendis Pharma had 62,376,846 ordinary shares outstanding, including 265,251 held by the Company.

Beginning with the first quarter of 2026, Ascendis Pharma is introducing supplemental non-IFRS financial measures that management believes will help investors evaluate the Company’s underlying operating performance from period to period and enhance comparability against peer companies. The non-IFRS measures presented are not a substitute for, and should be considered together with, the comparable IFRS measures. See the table below on page 14 for specific reconciling items.

For the first quarter of 2026, non-IFRS operating profit was €55 million, compared to a non-IFRS operating loss of €79 million for the same period in 2025.

For the first quarter of 2026, non-IFRS net profit was €18 million, or €0.27 earnings per diluted share, compared to a non-IFRS net loss of €73 million, or €1.22 loss per diluted share, for the same period in 2025.

Conference Call and Webcast Information

Ascendis Pharma will host a conference call and webcast today at 8:00 am Eastern Time (ET) to discuss its first quarter 2026 financial results.

Those who would like to participate may access the live webcast here, or register in advance for the teleconference here. The link to the live webcast will also be available on the Investors & News section of the Ascendis Pharma website at https://investors.ascendispharma.com. A replay of the webcast will be available in this section of the Ascendis Pharma website shortly after the conclusion of the event for 30 days.

About Ascendis Pharma A/S

Ascendis Pharma is a global biopharmaceutical company focused on applying our innovative TransCon technology platform to make a meaningful difference for patients. Guided by our core values of Patients, Science, and Passion, and following our algorithm for product innovation, we apply TransCon to develop new therapies that demonstrate best-in-class potential to address unmet medical needs. Ascendis is headquartered in Copenhagen, Denmark, and has additional facilities in Europe and the United States. Please visit ascendispharma.com to learn more.

Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding Ascendis’ future operations, plans and objectives of management are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Examples of such statements include, but are not limited to, statements relating to (i) Ascendis’ evolution into a leading global biopharma, (ii) Ascendis’ strong focus on science and making a meaningful difference for patients as the fundamental driver for success, (iii) anticipated timing of a regulatory decision from the European Medicines Agency, (iv) anticipated timing and plans of clinical trials and development activities, (v) Ascendis’ ability to apply its TransCon technology platform to make a meaningful difference for patients and (vi) Ascendis’ use of TransCon to create new and potentially best-in-class therapies. Ascendis may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that Ascendis makes, including, without limitation: dependence on third-party manufacturers, distributors, and service providers for Ascendis’ products and product candidates; risks related to regulatory review and approval, including the possibility of delays, requests for additional data or analyses, restrictions or limitations on use, approval with labeling that is more limited than expected, or failure to obtain approval in the United States, European Union, or other jurisdictions; clinical development risks, including that results from ongoing or future trials may not confirm earlier data; unforeseen safety or efficacy findings in development programs or on-market products; manufacturing, supply chain, quality, or logistics issues that could delay development or commercialization; unforeseen expenses related to commercialization of any approved Ascendis products; unforeseen research and development or selling, general and administrative expenses and other costs impacting Ascendis’ business generally; market acceptance, pricing, and reimbursement challenges, including payer coverage decisions and health technology assessments; competitive developments, including new or improved therapies; intellectual property protection, freedom-to-operate, and litigation risks; Ascendis’ ability to obtain additional funding, if needed, to support its business activities; cybersecurity, data privacy, and information technology disruptions; and the impact of international economic, political, legal, compliance, public health, and business factors, including tariffs, trade policies, currency fluctuations, and geopolitical events. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to Ascendis’ business in general, see Ascendis’ Annual Report on Form 20-F filed with the U.S. Securities and

Exchange Commission (SEC) on February 11, 2026, and Ascendis’ other future reports filed with, or submitted to, the SEC. Forward-looking statements do not reflect the potential impact of any future licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments that Ascendis may enter into or make. Ascendis does not assume any obligation to update any forward-looking statements, except as required by law.

Ascendis, Ascendis Pharma, the Ascendis Pharma logo, the company logo, TransCon, SKYTROFA®, YORVIPATH®, and YUVIWEL® are trademarks owned by the Ascendis Pharma group. © May 2026 Ascendis Pharma A/S.

Investor Contacts:	Media Contact:

Chad Fugere	Melinda Baker
Ascendis Pharma	Ascendis Pharma
+1 (650) 519-7494	+1 (650) 709-8875

FINANCIAL TABLES FOLLOW

Ascendis Pharma A/S

Unaudited Condensed Consolidated Statements of Profit or (Loss)

and Comprehensive Income / (Loss)

(In EUR’000s, except per share data)

	Three Months Ended March 31,
	2026	2025
Consolidated Statement of Profit or (Loss)
Revenue	246,601	100,954
Cost of sales	(17,515)	(17,517)

Gross profit	229,086	83,437
Research and development expenses	(59,044)	(86,603)
Selling, general, and administrative expenses	(145,230)	(101,046)

Operating profit/(loss)	24,812	(104,212)
Share of profit/(loss) of associates	(10,251)	26,579
Finance income	4,517	28,854
Finance expenses	(67,255)	(44,786)

Profit/(loss) before tax	(48,177)	(93,565)
Income taxes (expenses)	677,516	(1,061)

Net profit/(loss) for the period	629,339	(94,626)

Attributable to owners of the Company	629,339	(94,626)

Basic earnings/(loss) per share	10.20	(1.58)
Diluted earnings/(loss) per share	9.75	(1.58)

Consolidated Statement of Comprehensive Income or (Loss)
Net profit/(loss) for the period	629,339	(94,626)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or (loss):
Exchange differences on translating foreign operations	3,058	(75)

Other comprehensive income/(loss) for the period, net of tax	3,058	(75)

Total comprehensive income/(loss) for the period, net of tax	632,397	(94,701)

Attributable to owners of the Company	632,397	(94,701)

Ascendis Pharma A/S

Unaudited Condensed Consolidated Statements of Financial Position

(In EUR’000s)

	March 31, 2026	December 31, 2025
Assets
Non-current assets
Intangible assets	3,689	3,710
Property, plant and equipment	135,918	146,479
Investments in associates	23,560	32,526
Other receivables	27,367	10,870
Deferred tax assets	690,405	—

	880,939	193,585

Current assets
Inventories	314,342	301,533
Trade receivables	178,676	141,333
Income tax receivables	1,258	1,781
Other receivables	16,673	14,582
Prepayments	38,571	33,715
Cash and cash equivalents	572,820	616,041

	1,122,340	1,108,985

Total assets	2,003,279	1,302,570

Equity and liabilities
Equity
Share capital	8,380	8,322
Distributable equity	479,593	(171,143)

Total equity	487,973	(162,821)

Non-current liabilities
Borrowings	386,106	385,254
Contract liabilities	2,437	1,123
Deferred tax liabilities	—	9,623

	388,543	396,000

Current liabilities
Convertible notes, due April 2028
Borrowings	448,176	429,391
Derivative liabilities	290,482	256,231

	738,658	685,622
Other current liabilities
Borrowings	62,382	57,141
Contract liabilities	5,364	4,944
Trade payables and accrued expenses	78,588	90,657
Other liabilities	57,316	58,204
Income tax payables	7,805	6,427
Provisions	176,650	166,396

	388,105	383,769

	1,126,763	1,069,391

Total liabilities	1,515,306	1,465,391

Total equity and liabilities	2,003,279	1,302,570

Ascendis Pharma A/S

Unaudited Condensed Consolidated Statements of Cash Flow

(In EUR’000s)

	Three Months Ended March 31,
	2026	2025
Operating activities
Net profit/(loss) for the period	629,339	(94,626)
Reversal of finance income	(4,517)	(28,854)
Reversal of finance expenses	67,255	44,786
Reversal of income taxes	(677,516)	1,061
Adjustments for non-cash items:
Non-cash consideration relating to revenue	(638)	(1,402)
Share of (profit)/loss of associates	10,251	(26,579)
Share-based payment	30,356	25,558
Depreciation and amortization	4,220	4,545
Impairment of property, plant and equipment	—	7,508
Changes in working capital:
Inventories	(12,813)	2,538
Receivables	(36,377)	98,032
Prepayments	(4,852)	(5,521)
Contract liabilities	1,735	(4,054)
Trade payables, accrued expenses and other liabilities	(21,051)	(40,767)
Provisions	6,534	260

Cash flows generated from/(used in) operations	(8,074)	(17,515)
Finance income received	4,518	4,208
Finance expenses paid	(5,328)	(954)
Income taxes received/(paid)	1,163	(52)

Cash flows from/(used in) operating activities	(7,721)	(14,313)

Investing activities
Payments received under finance leases	959	—
Acquisition of intangible assets and property, plant and equipment	(7,712)	(703)

Cash flows from/(used in) investing activities	(6,753)	(703)

Financing activities
Repayment of borrowings	(8,580)	(3,066)
Proceeds from exercise of warrants	31,625	13,834
Acquisition of treasury shares	(51,857)	(17,396)
Payment of withholding taxes under stock incentive programs	(8,021)	(11,396)

Cash flows from/(used in) financing activities	(36,833)	(18,024)

Increase/(decrease) in cash and cash equivalents	(51,307)	(33,040)
Cash and cash equivalents at January 1	616,041	559,543
Effect of exchange rate changes on balances held in foreign currencies	8,086	(8,580)

Cash and cash equivalents at March 31	572,820	517,923

Non-IFRS Financial Measures

In addition to the financial information prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board and as adopted by the European Union, this press release contains certain non-IFRS financial measures, including Non-IFRS Operating Profit/(Loss), Non-IFRS Net Profit/(Loss), Non-IFRS operating profit/(loss) margin, and Non-IFRS diluted earnings per share (“Non-IFRS Diluted EPS”). These non-IFRS measures are provided as supplemental information and should be considered in addition to, and not as a substitute for or superior to, the comparable measures prepared in accordance with IFRS. Management believes these non-IFRS measures support management’s, analysts’ and investors’ overall understanding of the Company’s underlying financial performance and trends and facilitate comparisons among current and past periods.

Since non-IFRS measures do not have standardized definitions and meanings, they may differ from the non-IFRS measures used by other companies, which reduces their usefulness as comparative financial measures. Because of these limitations, you should consider these adjusted financial measures alongside other IFRS financial measures. Because these non-IFRS measures are not prepared in accordance with IFRS, they should not be viewed as superior to IFRS reported measures, nor should they be used on their own or as replacements for the IFRS financial information included in this press release. Additionally, our non-IFRS measures may differ from similarly labeled measures used by other companies due to variations in calculation methods or the size and nature of adjusted items. Investors should note that several of the items excluded from these non-IFRS measures have been recognized in prior periods and may continue to be recognized in future periods.

The Company reports Non-IFRS Operating Profit/(Loss), Non-IFRS Net Profit /(Loss), Non-IFRS operating profit/(loss) margin and Non-IFRS Diluted EPS as non-IFRS measures, which exclude the following specified items:

(i) Share-based compensation expense. Although share-based compensation is a recurring expense, the Company excludes it from non-IFRS measures because the amount and timing of recognition depend on the value of the underlying equity instruments, which can fluctuate based on factors unrelated to the Company’s operating performance during the period.

(ii) Share of profit/(loss) of associates. The Company excludes its share of the profit or loss of equity-method investees because these amounts are not within the control of the Company and do not reflect the Company’s core operating performance.

(iii) Fair-value remeasurement of derivative liabilities related to the Company’s convertible notes. The Company excludes the fair-value remeasurement of derivative liabilities associated with its convertible notes because these amounts depend on movements in the Company’s share price and other market inputs and are not indicative of the Company’s underlying operating performance.

(iv) Recognition of previously unrecognized deferred tax assets. The Company excludes the one-time recognition of previously unrecognized deferred tax assets because this item reflects a reassessment of the recoverability of historical tax attributes rather than the Company’s current period operating performance.

Income taxes related to the foregoing items are adjusted accordingly, considering the individual impact of each item, the relevant tax jurisdiction, applicable tax rates, and the deductibility of the item.

For further details regarding valuation of derivative liabilities, and the recognition of previously unrecognized deferred tax assets, please refer to “Note 3 – Significant Accounting Judgements and Estimates,” contained in our Interim Report on Form 6-K, for the period ended March 31, 2026 and “Note 3 – Significant Accounting Judgements and Estimates,” contained in our Annual Report on Form 20-F, for the year ended December 31, 2025.

The following table provides a reconciliation of the most directly comparable IFRS measures to Non-IFRS Operating Profit/(Loss), Non-IFRS Net Profit/(Loss) and Non-IFRS Diluted EPS.

Ascendis Pharma A/S

Reconciliation of IFRS to Non-IFRS Financial Information

(unaudited, in EUR’000s, except shares and per share data)

	Three Months Ended
	March 31,
	2026	2025
IFRS operating profit/(loss)	24,812	(104,212)
Share-based compensation costs	30,356	25,558

Total non-IFRS adjustments to operating profit/(loss)	30,356	25,558

Non-IFRS operating profit/(loss)	55,168	(78,654)

IFRS operating profit/(loss) margin (%)[1]	10.1%	(103.2%)
Non-IFRS operating profit/(loss) margin (%)[1]	22.4%	(77.9%)
IFRS Net profit/(loss)	629,339	(94,626)
Share-based compensation costs	30,356	25,558
Share of profit/(loss) of associates	10,251	(26,579)
Remeasurement gain/(loss) of derivative liabilities	34,251	23,911
Recognition of previously unrecognized deferred tax assets	(679,024)	—
Tax effects of adjustments	(7,623)	(1,640)

Total non-IFRS adjustments to net profit/(loss)	(611,789)	21,250

Non-IFRS net profit/(loss)	17,550	(73,376)

Net profit/(loss) per diluted share:
IFRS	9.75	(1.58)
Diluted per share impact of total non-IFRS adjustments	(9.48)	0.35
Non-IFRS	0.27	(1.22)
Shares used in diluted per share calculation:
IFRS	64,521,948	60,018,550
Non-IFRS	64,521,948	60,018,550

[1]	Defined as either IFRS or non-IFRS operating profit/(loss) divided by total revenue